May 11, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	United Community Bancorp
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-172827

Ladies and Gentlemen:

Pursuant to Rule 461 of Securities Act Regulation C, United Community Bancorp (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective on Friday, May 13, 2011, at 12:00 Noon, Eastern time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions, please contact Edward G. Olifer, Esq., of Kilpatrick Townsend & Stockton LLP, at 202.508.5852.

Very truly yours,

UNITED COMMUNITY BANCORP

/s/ William F. Ritzmann

William F. Ritzmann

President and Chief Executive Officer

cc:	David Lin, Securities and Exchange Commission